UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 29, 2020

CIM Real Estate Finance Trust, Inc.

(Exact Name of Registrant as Specified in its Charter)

Maryland	000-54939	27-3148022
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2398 East Camelback Road, 4th Floor, Phoenix, Arizona 85016

(Address of Principal Executive Offices) (Zip Code)

(602) 778-8700

(Registrant’s telephone number, including area code)

None

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

As previously disclosed, on August 30, 2020, CIM Real Estate Finance Trust, Inc. (the “Company” or “CMFT”), Cole Credit Property Trust V, Inc. (“CCPT V”), and Thor V Merger Sub, LLC, a wholly owned subsidiary of the Company (“CCPT V Merger Sub”), entered into an Agreement and Plan of Merger (as subsequently amended on October 22, 2020 and October 24, 2020, the “CCPT V Merger Agreement”) with respect to the proposed merger of CCPT V Merger Sub (the “CCPT V Merger”) with and into CCPT V, with CCPT V Merger Sub surviving the CCPT V Merger.

On October 29, 2020, the parties to the CCPT V Merger Agreement entered into Amendment No. 3 to Agreement and Plan of Merger (the “Amendment”), pursuant to which the CCPT V Merger Agreement was amended to (i) increase the Exchange Ratio from 2.691 to 2.892 shares of CMFT Common Stock for each share of CCPT V Common Stock (as each term is defined in the CCPT V Merger Agreement) (with such ratio subject to adjustments in accordance with the terms and conditions of the CCPT V Merger Agreement), (ii) increase the amount of the Full Termination Payment (as defined in the CCPT V Merger Agreement) from $9,170,000 to $9,850,000 and (iii) increase the maximum amount of Expenses (as defined in the CCPT V Merger Agreement) payable by either CMFT or CCPT V to the other in connection with certain terminations of the CCPT V Merger Agreement from $1,670,000 to $1,790,000.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Item 1.02	Termination of a Material Definitive Agreement

As previously disclosed, on August 30, 2020, the Company, Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”), and Thor II Merger Sub, LLC, a wholly owned subsidiary of the Company (“CCIT II Merger Sub”), entered into an Agreement and Plan of Merger (as subsequently amended on October 22, 2020 and October 24, 2020, the “CCIT II Merger Agreement”) with respect to the proposed merger of CCIT II Merger Sub (the “CCIT II Merger”) with and into CCIT II, with CCIT II Merger Sub surviving the CCIT II Merger.

On October 29, 2020, CCIT II terminated the CCIT II Merger Agreement in accordance with Section 9.1(c)(ii) in order to enter into an Alternative Acquisition Proposal (as defined in the CCIT II Merger Agreement) and paid to CMFT $7,380,000 as the Go Shop Termination Fee (as defined in the CCIT Merger Agreement). CCIT II and the Company entered into an agreement (the “Termination Notice”) reflecting such matter and pursuant to which, among other things, (i) the Company waived the matching rights under the CCIT II Merger Agreement and (ii) CCIT II agreed to pay certain of the Company’s expenses, up to the expense cap set forth in the CCIT II Merger Agreement.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Termination Notice, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 8.01	Other Events.

Distributions

On October 28, 2020, the Board of Directors (the “Board”) of the “Company authorized a distribution for the month of October 2020 of $0.0303 per share of the Company’s common stock. On August 30, 2020, the Board approved the suspension of the Company’s distribution reinvestment plan, and therefore, distributions for the month of October 2020 will be paid in cash to all stockholders. The distribution is payable to stockholders of record as of the close of business on October 29, 2020 and will be paid in cash on November 2, 2020.

ADDITIONAL INFORMATION ABOUT THE CCPT V MERGER

In connection with the proposed CCPT V Merger, CMFT intends to file a definitive registration statement on Form S-4 with the SEC that will include a proxy statement of CCPT V and will also constitute a prospectus of CMFT. This communication is not a substitute for such registration statement, the proxy statement/prospectus or any other documents that will be made available to the stockholders of CCPT V. In connection with the proposed CCPT V Merger, CCPT V intends to file relevant materials with the SEC, including a proxy statement on Schedule 14A relating to a special meeting of its stockholders. STOCKHOLDERS OF CCPT V ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE RELEVANT PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED CCPT V MERGER. Stockholders of CCPT V will be able to obtain such documents free of charge at the SEC’s website, www.sec.gov, or through CIM’s website at https://www.cimgroup.com/investment-strategies/individual/for-shareholders, as they become available. Such documents are not currently available.

PARTICIPANTS IN SOLICITATION RELATING TO THE CCPT V MERGER

CMFT and CCPT V and their respective directors and executive officers, as well as certain affiliates of CIM Group, LLC serving as their external advisors, may be deemed to be participants in the solicitation of proxies from CCPT V’s stockholders in respect of the proposed Merger between CMFT and CCPT V. Information regarding the directors, executive officers and external advisors of each of CMFT and CCPT V is contained in the Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC by each entity on March 30, 2020, as amended on April 27, 2020. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement of CCPT V regarding its proposed Merger with CMFT when it becomes available.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication may be deemed to be solicitation material in respect of the proposed CCPT V Merger.

Forward-Looking Statements

This Current Report on Form 8-K includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “would,” “could,” or words of similar meaning. Statements that describe future plans and objectives are also forward-looking statements. These statements are based on the current expectations of management for CMFT and CCPT V and on currently available industry, financial and economic data. Actual results may vary materially from those expressed or implied by the forward-looking statements, which are subject to a number of risks and uncertainties, many of which are out of the control of such companies, including, but not limited to, those associated with the risk that the CCPT V Merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the CCPT V Merger Agreement; the failure to satisfy the conditions to the consummation of the CCPT V Merger, including the approval of the stockholders of CCPT V; and other factors, including those set forth in the section entitled “Risk Factors” in CMFT’s and CCPT V’s most recent Annual Reports on Form 10-K, as amended, and Quarterly Reports on Form 10-Q filed with the SEC, and other reports filed by CMFT and CCPT V with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, none of CMFT or CCPT V undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Amendment No. 3 to Agreement and Plan of Merger, dated as of October 29, 2020, by and among CIM Real Estate Finance Trust, Inc., Thor V Merger Sub, LLC and Cole Credit Property Trust V, Inc.

10.1	Termination Notice, dated as of October 29, 2020, by and by and between CIM Real Estate Finance Trust, Inc. and Cole Office & Industrial REIT (CCIT II), Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CIM REAL ESTATE FINANCE TRUST, INC.

Date: November 2, 2020	By:	/s/ Nathan D. DeBacker
Nathan D. DeBacker
Chief Financial Officer and Treasurer